NEWS RELEASE

Birch Mountain's Muskeg Valley Quarry Approved

CALGARY, June 15, 2005 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and AMEX) ("Birch Mountain" or the "Corporation") announces that the Natural Resources Conservation Board (NRCB) has issued its Decision Report approving the construction and operation of the Muskeg Valley Quarry for aggregate production. The quarry will provide a range of limestone products including high quality aggregate used in concrete and asphalt, which will play an important role in the growth of the oil sands industry in northeastern Alberta and the expanding infrastructure requirements of the region.

"We are pleased to have achieved NRCB approval in just over one year", says Senior Vice President, Don Dabbs. "We anticipate the Order in Council from the Alberta Government shortly, followed by Public Lands Act authorization and operating permits in time to start field work in the next several weeks." Russ Gerrish, Vice President of Engineering and Operations, reports "Birch Mountain has tenders out for the contract operations of the quarry beginning as soon as all approvals are in place. We anticipate the quarry will be fully operational later this summer."

Birch Mountain has engaged RBC Capital Markets to provide financial advisory services related to the strategic development of its limestone reserves. "With the NRCB decision and RBC working with us, Birch Mountain is poised to become a significant supplier to the oil sands industry," says Doug Rowe, President and CEO.

Based in Calgary, Birch Mountain is dedicated to developing its extensive mineral properties in the Athabasca region. The Corporation has 67,738,365 common shares issued and outstanding, and 76,508,057 on a fully diluted basis.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or	Equity Communications, LLC
Don Dabbs, Senior Vice President	Steve Chizzik, Regional Vice President
Birch Mountain Resources Ltd.	Tel 973.912.0980 Fax 973.912.0973
Tel 403.262.1838 Fax 403.263.9888
www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

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